UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No.  3 )

SEVERN BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81811M100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Alan J. Hyatt

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  X*
* This Reporting Person is part of a “Central Group” as determined by the
Office of Thrift Supervision but does not affirm the existence of such a group.

 3. SEC Use Only

 4. Citizenship or Place of Organization
United States of America

        5. Sole Voting Power:    202,188 12
Number of
Shares   6. Shared Voting Power:  1,234,507 34
Beneficially
Owned by                  7. Sole Dispositive Power:   97,790 1
Each
Reporting                   8. Shared Dispositive Power:  1,234,5073 4
Person With

 9. Aggregate Amount Beneficially Owned by Each Reporting Person
1,436,695

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
None

 11. Percent of Class Represented by Amount in Row (9)
15.7% 5

 12. Type of Reporting Person (See Instructions)
IN

1  Alan J. Hyatt controls 21,120 shares as custodian for his children.
2  Includes 104,398 shares allocated to Mr. Hyatt as a participant in the Company’s ESOP, with respect to which Mr. Hyatt can direct the voting of such shares.
3 Includes 9,448 shares held by the ESOP, for which Mr. Hyatt is a co-trustee, which were not allocated to the accounts of participants as of December 31, 2006.
4  Includes 1,225,059 shares jointly owned by Alan J. Hyatt and his wife.
5Based on 9,150,850 shares outstanding as of December 31, 2006.
NOTE: All amounts reflect a 10% stock dividend declared February 21, 2006 to shareholders of record as of March 28, 2006.

 1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Sharon G. Hyatt

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)  X*
* This Reporting Person is part of a “Central Group” as determined by the
Office of Thrift Supervision but does not affirm the existence of such a group.

 3. SEC Use Only

 4. Citizenship or Place of Organization
United States of America

                                 5. Sole Voting Power:   7,035
Number of
Shares                       6. Shared Voting Power:  1,225,059 1
Beneficially
Owned by                 7. Sole Dispositive Power:   7,035
Each
Reporting                  8. Shared Dispositive Power:  1,225,059 1
Person With

 9. Aggregate Amount Beneficially Owned by Each Reporting Person
1,232,094

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
None

 11. Percent of Class Represented by Amount in Row (9)
13.5% 2

 12. Type of Reporting Person (See Instructions)
IN

1  These shares are jointly owned by Sharon G. Hyatt and her husband.
2 Based on 9,150,850 shares outstanding as of December 31, 2006.
NOTE: All amounts reflect a 10% stock dividend declared February 21, 2006 to shareholders of record as of March 28, 2006.

Item 1.  (a) Severn Bancorp, Inc.
(b) 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

Item 2.  (a) Alan J. Hyatt and Sharon G.Hyatt. The Hyatts are husband and wife.
(b) 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401
(c) Maryland
(d) Common
(e) 81811M100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.  Ownership
By Alan J. Hyatt (a) 1,436,695 (b) 15.7% (c) (i) 202,188 (ii) 1,234,507 (iii) 97,790 (iv) 1,234,507 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 2.	By Sharon G. Hyatt (a) 1,232,094 (b) 13.5% (c) (i) 7,035 (ii) 1,225,059 (iii) 7,035 (iv) 1,225,059 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 3.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7. Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
Not Applicable

Item 8. Identification and Classification of Members of the Group
Not Applicable

Item 9. Notice of Dissolution of Group
Not Applicable

Item 10. Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          February 1, 2007
Date

Alan J. Hyatt

Sharon G. Hyatt

Exhibit A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Severn Bancorp, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

                                    February 1, 2007
Date

  Alan J. Hyatt

  Sharon G. Hyatt